Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Three Months Ended		Nine Months Ended
(Dollars in thousands)	September 30,		September 30,
	2008	2007	2008	2007

Income from continuing operations before income taxes and
minority interest (preferred stock dividends of subsidiaries)	$176,288	$207,374	$586,090	$678,375

Add:
Interest expense	57,738	65,181	177,195	190,223
Portion of rents representative of the interest factor	10,566	12,289	32,877	35,627
Amortization of capitalized interest	430	429	1,288	1,287

Income as adjusted	$245,022	$285,273	$797,450	$905,512

Fixed charges:
Interest expense	$57,738	$65,181	$177,195	$190,223
Portion of rents representative of the interest factor	10,566	12,289	32,877	35,627
Minority interest (preferred stock dividends of subsidiaries),
excluding taxes	10,792	7,518	25,508	22,018

Total fixed charges	$79,096	$84,988	$235,580	$247,868

Ratio of earnings to fixed charges	3.10	3.36	3.39	3.65

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes and minority interest as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.